UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

RLI Corp.

(Name of Issuer)

Common Stock $1.00 Par Value

(Title of Class of Securities)

749607 10 7

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

No Fee is being paid with this statement.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749607 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald D. Stephens

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,149,128 Shares

6.

Shared Voting Power
As of December 31, 2006, the RLI Corp. Key Employee Excess Benefit Plan has allocated 95,313 shares and the Executive Deferred Compensation Plan has allocated 18,549 shares of the Common Stock of RLI Corp. to the account of Gerald D. Stephens. All such Common Stock in said Plans is voted by RLI Corp.

Gerald D. Stephens is Chairman of the Board of RLI Corp.  All beneficial interest in such Common Stock is otherwise vested in the Reporting Person or his designated beneficiary.   RLI Corp. and the Trustee disclaim beneficial ownership in the Common Stock owned by the Key Employee Excess Benefit and Executive Deferred Compensation Plans.

	7.	Sole Dispositive Power 1,149,128 shares

8.

Shared Dispositive Power
The RLI Corp. Employee Stock Ownership Plan and Trust (“ESOP”) owns 1,713,298 shares (7.1%) of the Common Stock of RLI Corp. Under the terms of the ESOP, RLI Corp., as Plan Administrator, determines the distribution of shares according to the provisions of the Plan to eligible vested participants or their beneficiaries. Gerald D. Stephens is Chairman of the Board of RLI Corp.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,490 Note: Mr. Stephens has the right to acquire 186,500 shares of Common Stock through the RLI Corp. Incentive Stock Option Plan.

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒
68,935

Note:  Mr. Stephens disclaims any beneficial interest in

The 68,935 shares owned by his wife, Helen M. Stephens.

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer RLI Corp.
	(b)	Address of Issuer’s Principal Executive Offices 9025 North Lindbergh Drive, Peoria, IL 61615

Item 2.
	(a)	Name of Person Filing Gerald D. Stephens
	(b)	Address of Principal Business Office or, if none, Residence 9025 North Lindbergh Drive, Peoria, IL 61615
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock $1.00 Par Value
	(e)	CUSIP Number 749607 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
Incorporated by reference to Items 5) through 11) of the cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

01/30/07
Date
/s/ Gerald D. Stephens
Signature
Gerald D. Stephens/Chairman of the Board
Name/Title